Exhibit 99.2

EHI CAR SERVICES LIMITED

PROXY STATEMENT

General

Our board of directors is soliciting proxies for the annual general meeting of shareholders to be held at 10:00 a.m. (China Standard Time) on December 16, 2016/9:00 p.m. (Eastern Standard Time) on December 15, 2016 or at any adjournment thereof.  The annual general meeting will be held at the offices of eHi Car Services Limited, Unit 12/F, Building No. 5, Guosheng Center, 388 Daduhe Road, Shanghai, People’s Republic of China.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date, or by attending the meeting and voting in person.  A written notice of revocation or a duly executed proxy bearing a later date must be delivered to the attention of eHi Car Services Limited no later than 48 hours prior to the meeting.

Record Date, Share Ownership, and Quorum

Shareholders of record at the close of business on November 10, 2016 are entitled to vote at the annual general meeting.  As of October 31, 2016, 66,605,209 of our Class A common shares and 73,312,366 of our Class B common shares, par value US$0.001 per share, were issued and outstanding, among which 57,165,708 Class A common shares were represented by ADSs.  At least one (1) shareholder entitled to vote and present in person or by proxy holding not less than one-third of our issued and outstanding voting power represented by the issued and paid up shares in the Company shall form a quorum for all purposes.

Voting and Solicitation

Each Class A common share in issue on the record date is entitled to one vote, and each Class B common share in issue on the record date is entitled to ten votes.  At the annual general meeting every common shareholder present in person or by proxy or, in the case of a common shareholder being a corporation, by its duly authorized representative, may vote for the fully paid common shares held by such common shareholder.  A resolution put to the vote of a meeting shall be decided on a show of hands, unless a poll is duly demanded.  The chairman proposes to demand a poll in respect of the resolutions proposed at the meeting.  The result of the poll shall be deemed to be the resolution of the meeting.

The costs of soliciting proxies will be borne by us. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail.  Copies of solicitation materials will be furnished to banks, brokerage house, fiduciaries, and custodians holding in their names our common shares or ADSs beneficially owned by others to forward to those beneficial owners.

Voting by Holders of Common shares

When proxies are properly dated, executed, and returned by holders of common shares, the common shares they represent will be voted at the annual general meeting in accordance with the instructions of the shareholder.  If no specific instructions are given by such holders, or in the case of broker’s non-votes, the common shares will be voted at the discretion of the holder of such proxies. Abstentions by holders of common shares are included in the determination of the number of common shares present for the purpose of quorum but are not counted as votes for or against a proposal.

Voting by Holders of American Depositary Shares

JPMorgan Chase Bank, N.A., as depositary of the ADSs, has advised us that it intends to mail to all owners of ADSs an ADS Voting Instruction Card.  Upon the written request of an owner of record of ADSs by a duly completed ADS voting instruction card, JPMorgan Chase Bank, N.A. will endeavor, in so far as practicable, to vote or cause to be voted the amount of common shares or other Deposited Securities represented by such ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request.  JPMorgan Chase Bank, N.A. has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions.  As the holder of record for all the Class A common shares represented by the ADSs, only JPMorgan Chase Bank, N.A. may vote those Class A common shares at the annual general meeting.

JPMorgan Chase Bank, N.A. and its agents have advised us that they are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions.  This means that if the common shares underlying your ADSs are not able to be voted at the annual general meeting, there may be nothing you can do.

If (i) the enclosed Voting Instruction card is signed but is missing voting instructions, or (ii) the enclosed Voting Instruction card is improperly completed, JPMorgan Chase Bank, N.A. will deem such holder of ADSs to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.

PROPOSALS 1 AND 2

RE-ELECTION OF DIRECTORS

According to Article 81 of our Ninth Amended and Restated Articles of Association (the “Articles of Association”), at each annual general meeting, one-third of the Directors for the time being (or if their number is not a multiple of three (3), the number nearest to one-third) shall retire from office by rotation.  A retiring Director shall be eligible for re-election.  The Directors to retire by rotation shall include (so far as necessary to ascertain the number of Directors to retire by rotation) any Director who wishes to retire and not to offer himself for re-election.  Any further Directors so to retire shall be those of the other Directors subject to retirement by rotation who have been longest in office since their last re-election or appointment and so that as between persons who became or were last re-elected Directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. Based on the above rules, Mr. Ray Ruiping Zhang and Mr. Greg R. Stubblefield shall retire from office by rotation and be eligible for re-election at the 2016 annual general meeting.

Mr. Ray Ruiping Zhang and Mr. Greg R. Stubblefield have indicated that they will offer themselves for re-election as Directors at the 2016 annual general meeting.  Their names, their ages as of October 2016, the principal positions currently held by each of them and their biographies are as follows:

Name	Age	Position
Ray Ruiping Zhang	53	Director
Greg R. Stubblefield	57	Director

Ray Ruiping Zhang is our founder, chief executive officer and chairman of our board of directors. Mr. Zhang has served as our chief executive officer and our director since our inception. Mr. Zhang has over 20 years of experience in vehicle dispatching and fleet management system integration and implementation. Prior to establishing our company, from September 1990 to April 2002, Mr. Zhang was the co-founder and chief executive officer of Aleph, Inc., which is a leading supplier of vehicle dispatching and scheduling systems in the United States based in Berkeley, California. Mr. Zhang received his bachelor’s degree in computer science from Fudan University in 1985, studied in the graduate school of computer science at California State University, Sacramento from 1985 to 1987, and received his executive MBA degree from China Europe International Business School in 2005.

Gregory R. Stubblefield has served as our director since August 2016, who was appointed by our board of directors after Mr. William W. Snyder’s resignation. Mr. Stubblefield has served as executive vice president and chief strategy officer of Enterprise Holdings since 2009, during which period he led Enterprise Holdings’ global business development as well as global sustainability strategy and initiative, including its car-sharing program, its Alamo and National franchise locations and its marketing & communications organization. Mr. Stubblefield joined Enterprise Holdings in 1982. He was named president of Alamo and National franchises in 2007 and president of operations California and Hawaii in 2004. Mr. Stubblefield received his bachelor’s degree in social science from University of California, Berkeley in 1982.

Each Director will be elected by an affirmative vote of a simple majority of the votes of the holders of common shares present in person or represented by proxy and voting at the annual general meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” OF EACH OF PROPOSALS 1 AND 2, THE RE-ELECTIONS OF THE NOMINEES NAMED ABOVE.

PROPOSAL 3

APPOINTMENT OF INDEPENDENT AUDITOR

Our Audit Committee recommends, and our Board of Directors concurs, that PricewaterhouseCoopers Zhong Tian LLP be appointed as our independent auditor for the fiscal year ending December 31, 2016.  PricewaterhouseCoopers Zhong Tian LLP has served as our independent auditor since March 2014.

In the event our shareholders fail to vote in favor of the appointment, our Audit Committee will reconsider its selection.  Even if the shareholders vote in favor of the appointment, our Audit Committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if the audit committee believes that such a change would be in the best interests of our company and shareholders.

The affirmative vote of a simple majority of the votes of the holders of common shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” OF PROPOSAL 3, THE APPOINTMENT OF PRICEWATERHOUSECOOPERS ZHONG TIAN LLP AS OUR INDEPENDENT AUDITOR FOR FISCAL YEAR 2016.

OTHER MATTERS

We know of no other matters to be submitted to the annual general meeting.  If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors,

/s/ Ray Ruiping Zhang
Ray Ruiping Zhang
Chairman of the Board and
Chief Executive Officer

November 16, 2015